EXHIBIT 3.1

Article I of the Bylaws has been amended to read as follows:

The home office of Kentucky First Federal Bancorp (the “Subsidiary Holding Company”) is 655 Main Street, Hazard, Kentucky, in the County of Perry, in the Commonwealth of Kentucky.

Article III, Section 2 of the Bylaws has been amended to read as follows:

Section 2. Number and Term. The board of directors shall consist of seven (7) members and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.

Adopted: August 27, 2020